As filed with the Securities and Exchange Commission on September 22, 2006

Registration No. 333-132965

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Amendment No. 1

To

Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:

EQUITY FOCUS TRUSTS

BLUE CHIP STOCK 2006 SERIES B, PREMIER AMERICAN PORTFOLIO

B.  Name of depositor:

CITIGROUP GLOBAL MARKETS INC.

C.  Complete address of depositor’s principal executive offices:

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

D.  Names and complete address of agent for service:

Copy to:

MICHAEL KOCHMANN Citigroup Global Markets Inc. 153 East 53rd Street, 25th Floor New York, New York 10022	MICHAEL R. ROSELLA, ESQ. Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 (212) 318-6800

E.  Title and amount of securities being registered:

An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.  Approximate date of proposed sale to the public:

As soon as practicable after the effective date of the registration statement.

☒	Check if it is proposed that this filing will become effective immediately upon filing on September 22, 2006, pursuant to Rule 487.

EQUITY FOCUS TRUSTS

Blue Chip Stock 2006 Series B, Premier American Portfolio A UNIT INVESTMENT TRUST

Equity Focus Trusts — Blue Chip Stock 2006 Series B, Premier American Portfolio is a unit investment trust consisting of a portfolio of equity securities. The trust offers investors the opportunity to purchase units representing proportionate interests in a diversified portfolio of blue chip stocks that will remain fixed over the trust’s life of two years.

The minimum purchase is $250.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated September 22, 2006

Read and retain this Prospectus for future reference

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE VALUE

EQUITY FOCUS TRUSTS—BLUE CHIP STOCK 2006 SERIES B,

PREMIER AMERICAN PORTFOLIO

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether the portfolio comprising the Equity Focus Trusts—Blue Chip Stock 2006 Series B, Premier American Portfolio is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The trust seeks to provide investors with capital appreciation and current dividend income. The trust’s diversified portfolio of stocks is for growth and income-oriented investors.

There is no guarantee that the objective of the trust will be achieved.

Investment Strategy

The trust uses a “buy and hold” strategy with a portfolio of stocks, designed to remain fixed over its two-year life. Unlike a mutual fund, the portfolio is not managed; however, a security can be sold under certain limited circumstances.

Investment Concept and Selection Process

The trust contains blue chip stocks. Blue chips have traditionally been defined as large, well-established industry leaders. Today, that definition takes on a broader meaning as technology and other new economy companies mature. Accordingly, Equity Focus Trusts expanded its criteria for selecting the stocks in this trust. We chose companies that have most of the following characteristics:

•	market capitalization in excess of $5 billion;

•	financial strength, a record of profit growth and reputation for skilled management;

•	established, well-known company considered to be stable and mature with a reputation of providing high-quality goods and services; and

•	leader in its market niche.

•	In addition, companies are analyzed for their records of earnings over a relatively long period of time and future potential. Dividend payments, while not required, are considered.

The trust includes a mix of old economy and new economy stocks.

Principal Risk Factors

Holders can lose money by investing in this trust. The value of your units may increase or decrease depending on the value of the stocks which make up the trust. In addition, the amount of dividends you receive depends on each particular issuer’s dividend policy, the financial condition of the companies and general economic conditions.

The trust consists primarily of common stocks of domestic issuers. If you invest in the trust, you should understand the potential risks associated with common stocks:

•	The financial condition of the issuer may worsen.

•	The stock market is subject to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

•	The rate of the dividends previously paid may be reduced or even eliminated.

EQUITY FOCUS TRUSTS—BLUE CHIP STOCK 2006 SERIES B,

PREMIER AMERICAN PORTFOLIO

INVESTMENT SUMMARY

The trust’s portfolio contains stocks issued by only 24 companies, which means that unit holders should anticipate more price volatility than would occur in an investment in a portfolio which contains a greater number of issuers. A unit investment trust is not actively managed and the trust will not sell securities in response to ordinary market fluctuations. Instead securities will not usually be sold until the trust terminates, which could mean that the sale price of the trust securities may not be the highest price at which these securities traded during the life of the trust.

Public Offering Price

On the first day units are made available to the public, the Public Offering Price will be approximately $1.00 per unit, with a minimum purchase of $250. This price is based on the net asset value of the trust plus the up-front sales charge. Beginning on the Date of Deposit, the Trustee will calculate the Public Offering Price of units by using the closing sales prices of the securities in the portfolio. The Public Offering Price will change daily because prices of the underlying stocks will fluctuate.

The Public Offering Price per unit will be calculated by:

•	Adding the combined market value of the underlying stocks to any cash held to purchase securities.

•	Dividing that sum by the number of units outstanding.

•	Adding an initial sales charge.

In addition, during the initial public offering period, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price. After the initial public offering period, the repurchase and cash redemption price of units will be reduced to reflect the estimated cost of liquidating securities to meet redemptions.

Market for Units

The Sponsor intends to repurchase units at a price based on their net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Rollover Option and Termination

When the trust is about to terminate, you may have the option to rollover your proceeds into a future Blue Chip Stock Series, if one is available. The initial sales charge will be waived if you decide to rollover; however, you will be subject to the subsequent Series’ deferred sales charge. If you decide not to rollover your proceeds into the next series, you will receive a cash distribution (or, if you choose, an in kind distribution) after the trust terminates. You will pay your share of expenses associated with a rollover or termination, including brokerage commissions on the sale of securities (except for those securities sold to a future Blue Chip Stock Series).

EQUITY FOCUS TRUSTS—BLUE CHIP STOCK 2006 SERIES B,

PREMIER AMERICAN PORTFOLIO

INVESTMENT SUMMARY

Taxation

In general and based on the expected investments of the trust, dividends of the trust, if any, generally will be taxed as dividend income, which under legislation that took effect in 2003, may be taxed at a federal rate of a maximum of 15% for individuals if certain holding periods are met, whether received in cash or reinvested in additional units.

An exchange of units in the trust for units in another series will be treated as a sale of units, and any gain realized on the exchange, notwithstanding reinvestment, may be subject to federal, state and local income tax.

If you are taxed as an individual and have held your units (and the trust has held the securities) for more than 12 months, you may be entitled to a 15% maximum federal income tax rate on capital gains, if any, from the sale or redemption of your units.

If you are a foreign investor, you should be aware that distributions from the trust will generally be subject to information reporting and withholding taxes, including any income from the trust that is reinvested in additional units.

EQUITY FOCUS TRUSTS—BLUE CHIP STOCK 2006 SERIES B, PREMIER AMERICAN PORTFOLIO

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Public Offering Price		Amounts per 1,000 Units
Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	1.00	%*	$10.00
Maximum Deferred Sales Charge***	2.80	%**	$28.00
Creation and Development Fee	0.70	%****	$7.00

Total Sales Charge (including Creation and Development Fee)	4.50%		$45.00

Reimbursement to Sponsor for Estimated Organization Costs	.351%		$3.51

Estimated Cost of Liquidating Securities to Meet Redemptions	.047%		$0.47

Estimated Annual Trust Operating Expenses (as a percentage of average net assets)
	As a % of Net Assets		Amounts per 1,000 Units
Trustee’s Fee	.091%		$0.88
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.062%		$0.60
Other Operating Expenses	.045%		$0.44

Total	.198%		$1.92

Example

	Cumulative Expenses and Charges Paid for Period:
	1 year	2 years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .198% and a 5% annual return on the investment throughout the period	$335	$536

The example also assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.

*	The Initial Sales Charge may be above or below 1.00%, but in no event will the combined initial sales charge and deferred sales charge exceed 3.80% of your initial investment. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.
**	The actual fee is $3.50 per payment per 1,000 Units, irrespective of the purchase or redemption price, paid on each of the four Deferred Sales Charge Payment Dates during each of the two years of the Trust. If the Unit price exceeds $1.00 per Unit, the aggregate deferred sales charge will be less than 2.80%; if the Unit price is less than $1.00 per Unit, the deferred sales charge will exceed 2.80%.
***	Holders who sell, redeem or exchange their Units on or prior to September 25, 2007, will not be subject to a second year deferred sales charge of $14.00 per 1,000 Units, consisting of $3.50 per 1,000 Units payable on four Deferred Sales Charge Payment Dates. This would decrease the total combined initial sales charge and deferred sales charge for such Holders to no more than 2.40% of their initial investment.
****	The Creation and Development Fee compensates the Sponsor for the creation and development of the Trust and has been historically included in the sales charge. The actual fee is $3.50 per 1,000 Units during each of the two years of the Trust payable as of the close of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit, for the first year and on the first anniversary of the Initial Date of Deposit for the second year. If the Unit price exceeds $1.00 per Unit, the Creation and Development Fee will be less than .35% per year; if the Unit price is less than $1.00 per Unit, the Creation and Development Fee will exceed .35% per year.

EQUITY FOCUS TRUSTS—BLUE CHIP STOCK 2006 SERIES B, PREMIER AMERICAN PORTFOLIO

SUMMARY OF ESSENTIAL INFORMATION

AS OF SEPTEMBER 21, 2006†

Sponsor

Citigroup Global Markets Inc.

Trustee and Distribution Agent

The Bank of New York

Deferred Sales Charge Payment Dates

The first day of each month commencing
March 1, 2007, through June 1, 2007, and October 1, 2007, through January 1, 2008.

Sales Charge

The maximum sales charge (not including the Creation and Development Fee) assessed to Holders who elect to hold Units through the Termination Date of the Trust is 3.80% and consists of an initial sales charge and a deferred sales charge. The initial sales charge is the difference between this maximum sales charge of 3.80% and the total deferred sales charge of $28.00 per 1,000 Units. On the Initial Date of Deposit the initial sales charge is 1.00% of the Public Offering Price. The initial sales charge is paid directly from the amount invested. The annual deferred sales charge is paid through a reduction of the net asset value of the Trust by $3.50 per 1,000 units on each of the four Deferred Sales Charge Payment Dates ($14.00 annually). The second year deferred sales charge will not be imposed on Holders who sell, redeem or exchange their Units on or prior to the Special Redemption Date. Upon a repurchase, redemption or exchange of Units before June 1, 2007, any remaining first year deferred sales charge payments will be deducted from the proceeds. Similarly, upon a repurchase, redemption or exchange of Units after the Special Redemption Date but before January 1, 2008, any remaining second year deferred sales charge will be deducted from the proceeds.

Termination Date

August 29, 2008, or at any earlier time by the Sponsor with the consent of Holders of 51% of the Units then outstanding.

Rollover Notification Date

August 14, 2008, or another date as determined by the Sponsor.

Special Redemption Date

September 25, 2007

Distributions

Distributions of income, if any, will be made on the Distribution Day to Holders of record on the corresponding Record Day. Distributions will be paid in cash unless a Holder elects to reinvest his or her distribution in additional Units of the Trust. A final distribution will be made upon termination of the Trust.

Record Day

November 10th of each year.

Distribution Day

November 25th of each year, and upon termination and liquidation of the Trust.

Evaluation Time

4:00 p.m. Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of Trust

The Trust Indenture may be terminated if the net value of the Trust is less than 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period.

Trustee’s Annual Fee

$0.88 per 1,000 Units.

Sponsor’s Annual Fee

Maximum of $0.60 per 1,000 Units.

†	The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

EQUITY FOCUS TRUSTS—BLUE CHIP STOCK 2006 SERIES B, PREMIER AMERICAN PORTFOLIO

SUMMARY OF ESSENTIAL INFORMATION

AS OF SEPTEMBER 21, 2006

Portfolio
Number of issuers of common stock	24
Number of different industry groups	16

Portfolio contains the following industry groups:

Banks, 1 (4.22%); Capital Goods, 2 (8.22%); Commercial Services & Supplies, 1 (4.13%); Consumer Services, 3 (12.68%); Diversified Financials, 1 (4.15%); Energy, 2 (8.47%); Food, Beverage & Tobacco, 2 (8.33%); Food & Staples Retailing, 1 (4.10%); Health Care Equipment & Services, 1 (4.26%); Insurance, 1 (4.08%); Pharmaceuticals, Biotechnology & Life Sciences, 2 (8.21%); Retailing, 2 (8.29%); Semiconductors & Semiconductor Equipment, 1 (4.19%); Software & Services, 2 (8.41%); Technology Hardware & Equipment, 1 (4.17%); and Telecommunication Services, 1 (4.09%).

Percentage of High Risk Securities (as described in footnote 4 to the Portfolio)	8.46%
Initial Number of Units	250,000
Fractional Undivided Interest in Trust Represented by Each Unit	1/250,000
Public Offering Price per 1,000 Units
Aggregate Value of Securities in Trust (net of estimated organization costs)	$247,174

Divided by Number of Units of Trust (times 1,000)	$988.69
Plus Initial Sales Charge of 1.00% of Public Offering Price (1.010% of the net amount invested in Securities)	$9.99

Public Offering Price	$998.68
Plus Estimated Organization Costs	$3.51
Plus the amount in the Income and Capital Accounts	$0

Total	$1,002.19

Sponsor’s Repurchase Price and Redemption Price per 1,000 Units (based on value of underlying Securities)	$978.20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor, Trustee and Unit Holders of

Equity Focus Trusts—Blue Chip Stock 2006 Series B, Premier American Portfolio:

We have audited the accompanying statement of financial condition, including the portfolio, of Equity Focus Trusts—Blue Chip Stock 2006 Series B, Premier American Portfolio, as of September 21, 2006 (initial date of deposit). These financial statements are the responsibility of the Sponsor (see note 1 to the statement of financial condition). Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation of securities owned as of September 21, 2006 by correspondence with the Trustee and other appropriate auditing procedures. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Equity Focus Trusts—Blue Chip Stock 2006 Series B, Premier American Portfolio as of September 21, 2006, in conformity with U.S. generally accepted accounting principles.

New York, New York

September 21, 2006

EQUITY FOCUS TRUSTS—BLUE CHIP STOCK 2006 SERIES B,

PREMIER AMERICAN PORTFOLIO

Statement of Financial Condition as of Initial Date of Deposit, September 21, 2006

TRUST PROPERTY(1)
Investment in Securities:
Contracts to purchase Securities(2)	$248,051

Total	$248,051

LIABILITIES(1)
Reimbursement to Sponsor for Organization Costs(3)	$878
Deferred Sales Charge(4)	3,500

Total	4,378

INTEREST OF UNITHOLDERS
250,000 Units of fractional undivided interest outstanding:
Cost to investors(5)	250,548
Less: Gross underwriting commissions(6)	5,997
Less: Reimbursement to Sponsor for Organization Costs(3)	878

Net amount applicable to investors(7)	243,673

Total	$248,051

(1)	The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.
(2)	Aggregate cost to the Trust of the Securities listed under Portfolio of the Trust, on the Initial Date of Deposit, is determined by the Trustee on the basis set forth in footnote 3 to the Portfolio. See also the column headed Market Value of Securities.
(3)	A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $3.51 per 1,000 Units for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.
(4)	An annual deferred sales charge of $14.00 per 1,000 Units is payable in four payments of $3.50 per 1,000 Units. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If Units are redeemed prior to June 1, 2007, the remaining portion of the first year deferred sales charge applicable to such Units will be transferred to such account on the redemption date. The second year deferred sales charge will not be imposed on Units redeemed on or prior to September 25, 2007. Units redeemed subsequent to September 25, 2007, will be charged the second year deferred sales charge.
(5)	The cost to investors represents the public offering price (computed on the basis set forth under Public Sale of Units—Public Offering Price) plus estimated organization costs.
(6)	Assumes a maximum first year aggregate sales charge of 2.40% of the Public Offering Price (2.459% of the net amount invested), although due to fluctuations in the value of the Securities, the total maximum first year aggregate sales charge may be more than 2.40% of the Public Offering Price. For Units held after September 25, 2007, the maximum aggregate sales charge for the life of the Trust is 3.80% of the Public Offering Price (3.950% of the net amount invested).
(7)	An annual Creation and Development Fee in the amount of $3.50 per 1,000 Units is payable by the Trust on behalf of the Holders out of the assets of the Trust as of the close of the initial offering period. This annual Creation and Development Fee may be more than .35% per year of the Public Offering Price due to fluctuations in the value of the Securities. If Units are redeemed prior to the close of the initial public offering period, the first year Creation and Development Fee will not be deducted from the proceeds. If Units are held through October 1, 2007, a second year Creation and Development Fee is payable, for a total Creation and Development Fee of $7.00 per 1,000 Units (.70% of the Public Offering Price).

PORTFOLIO OF EQUITY FOCUS TRUSTS—BLUE CHIP STOCK 2006 SERIES B, PREMIER AMERICAN PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT, SEPTEMBER 21, 2006

Securities(1)	Stock Symbol	Ratings(4)	Number of Shares(2)	Percentage of Portfolio	Market Value of Securities(3)
Adobe Systems Inc. *	ADBE	1M	280	4.22%	$10,472
Alltel Corp. *#†^	AT	1M	180	4.09	10,152
American Express Co. *#^	AXP	1L	190	4.15	10,306
Amgen Inc. *#†^	AMGN	1M	140	4.06	10,081
Cisco Systems Inc. *#†^	CSCO	1H	450	4.17	10,346
Devon Energy Corp. *^	DVN	1H	170	4.29	10,635
Exxon Mobil Corp. *^	XOM	1L	160	4.18	10,365
Federated Department Stores Inc. *^	FD	1M	250	4.13	10,238
General Electric *#^	GE	1L	300	4.17	10,332
Intuit Inc. *#	INTU	1M	320	4.19	10,397
Johnson and Johnson *^	JNJ	1L	160	4.15	10,277
Marriott International Inc. *#^	MAR	1M	270	4.26	10,571
McDonalds Corp. *#^	MCD	1L	270	4.17	10,352
Metlife Inc. *#†^	MET	1M	180	4.08	10,121
Pepsico Inc. *#^	PEP	1L	160	4.17	10,338
Staples Inc. *#^	SPLS	1M	420	4.16	10,328
Starbucks Corp. *#	SBUX	1M	310	4.25	10,543
Texas Instruments Inc. *^	TXN	1M	330	4.19	10,385
Textron Inc. *#^	TXT	1M	120	4.05	10,031
Unitedhealth Group Inc. *#^	UNH	1L	210	4.26	10,561
Wal-Mart Stores Inc. *#^	WMT	1L	210	4.10	10,177
Waste Management Inc. *#^	WMI	1M	290	4.13	10,249
Wells Fargo and Co. *#^	WFC	1L	290	4.22	10,469
Wm. Wrigley Jr. Co. *#	WWY	1L	230	4.16	10,325

				100.00%	$248,051

The Notes following the Portfolio are an integral part of the Portfolio.

Notes to Portfolio

(1)	All Securities are represented entirely by cash provided by the Sponsor and contracts to purchase Securities, which were entered into by the Trustee on September 21, 2006 at the Sponsor’s direction. All contracts for domestic Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)	Per 250,000 Units.

(3)	Valuation of Securities by the Trustee was made using the market value per share as of the Evaluation Time on September 21, 2006. Subsequent to the Initial Date of Deposit, Securities are valued, for Securities quoted on a national securities exchange, at the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, or for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption—Computation of Redemption Price Per Unit.

The following information is unaudited:

(4)	Citigroup Investment Research stock recommendations represent the opinions of the research analysts and are not a guarantee of performance. Stock recommendations do not represent the complete opinions or analysis of the research analyst. Citigroup Investment Research stock recommendations include a risk rating and an investment rating. Risk ratings, which take into account both price volatility and fundamental criteria, are: Low (L), Medium (M), High (H), and Speculative (S). Investment ratings are based upon the research analyst’s expectation of total return (price appreciation plus forecast dividend yield) within the next 12 months, and take into account the risk rating. Investment ratings are Buy (1), Hold (2), and Sell (3).

Investment ratings are determined by the ranges shown below at the time of initiation of coverage, a change in investment and/or risk rating, or a change in price target. At other times, the expected total returns may fall outside of these ranges because of price movement and/or volatility. Such interim deviations from specified ranges will be permitted but will become subject to review by Research Management.

INVESTMENT RATING MATRIX

Expected Total Return (ETR) at Each Risk Level

Rating (Code)	LOW (L)	MEDIUM (M)	HIGH (H)	SPECULATIVE (S)

BUY (1)	ETR ≥ 10%	ETR ≥ 15%	ETR ≥ 20%	ETR ≥ 35%

HOLD (2)	0% < ETR < 10%	0% < ETR < 15%	0% < ETR < 20%	0% < ETR < 35%

SELL (3)	ETR ≤ 0	ETR ≤ 0	ETR ≤ 0	ETR ≤ 0

ETR= Expected Total Return (12 months) = (Target Price – Current Price) / Current Price + Forecast 12-month Dividend Yield
These stock recommendations represent the opinions of Citigroup Investment Research analysts as of September 21, 2006 and are, of course, subject to change; no assurance can be given that the stocks will perform as expected. These stock recommendations have not been audited by KPMG LLP.
*	Citigroup Global Markets Inc. and/or its affiliates is a market maker in the publicly traded equity securities of this company.
#	Within the last twelve months, Citigroup Global Markets Inc. and/or its affiliates has acted as manager or co-manager of a public offering of the securities of, or provided investment banking services to, this company or an affiliate.
†	Citigroup Global Markets Inc. and/or its affiliates beneficially owns 1% or more of any class of common equity securities of this company.
^	Citigroup Global Markets Inc. and/or its affiliates has a significant financial interest in relation to this company. Citigroup Global Markets Inc. regards itself to have a significant financial interest in a company if as of August 31, 2006 its Corporate and Investment Banking business has: (1) an aggregate net position (long or short) greater than $25 million in debt securities, and credit derivatives referencing debt securities, issued or backed by the credit of the company; and/or (2) an aggregate exposure greater than $25 million in loans and undrawn commitments to the company or to the group of companies with whom, via the company, it has a lending relationship.

The Sponsor and its affiliates, including Citigroup Inc., provide a vast array of financial services in addition to investment banking, including among others corporate banking, to a large number of corporations globally. A unit holder should know that the Sponsor or its affiliates receive compensation for those services from corporations in the portfolio of the Trust. In addition, Citigroup Global Markets Inc. and/or its affiliates, as well as the investment analysts and other employees recommending and selecting the portfolios may have a position in securities or options of any of the companies included in the Trust.

DESCRIPTION OF THE TRUST

Objective of the Trust

The objective of Equity Focus Trusts, Blue Chip Stock 2006 Series B, Premier American Portfolio (the “Trust”) is to provide investors with the possibility of capital appreciation and current dividend income for the Trust portfolio (the “Portfolio”) through a convenient and cost-effective investment in a fixed portfolio consisting of shares of common stock and similar securities (the “Securities”) selected by the Sponsor for the Portfolio. The Sponsor has selected for the Portfolio, blue chip stocks with the best possibility for capital appreciation and current dividend income relative to risks and opportunities.

Achievement of the Trust’s objective is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of stocks, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying stocks in the Portfolio.

Structure and Offering

This Series of Equity Focus Trusts is a “unit investment trust.” The Trust was created under New York law by a Trust Indenture (the “Indenture”) between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of the Trust (a “Unit”) represented a fractional undivided interest in the Securities listed under the Portfolio set forth in the Summary of Essential Information. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities (“Additional Securities”). On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in the Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

Following the Initial Date of Deposit, additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security in the Portfolio of the Trust. The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust’s percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable. See Administration of the Trust—Trust Supervision. Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units—Public Distribution) resulting in a potential increase in the number of Units outstanding.

The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based on the aggregate value of the Securities (including estimated brokerage commissions) in the Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price for the Trust will thus vary in the future from the amount set forth in the Summary of Essential Information. See Public Sale of Units-Public Offering Price for a complete description of the pricing of Units.

The Sponsor will execute orders to purchase in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange and Rollover Privileges herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor’s order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

The holders of Units (“Holders”) of the Trust meeting certain requirements will have the right to have their Units redeemed for the Securities underlying the Units. Holders of a minimum of 250,000 Units may request to receive the Securities “in kind.” See Redemption. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units of the Trust will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture. See Administration of the Trust—Amendment and Termination.

The Portfolio

The Trust contains 24 blue chip stocks. Blue chips have traditionally been defined as large, well- established industry leaders. Today, that definition takes on a broader meaning as technology and other new economy companies mature. Accordingly, Equity Focus Trusts expanded its criteria for selecting the stocks in this Trust. We chose companies that have most of the following characteristics:

•	market capitalization in excess of $5 billion;

•	financial strength, a record of profit growth and reputation for skilled management;

•	established, well-known company considered to be stable and mature with a reputation for providing high quality goods and services; and

•	leader in its market niche.

•	In addition, companies are analyzed for their records of earnings over a relatively long period of time and future potential. Dividend payments, while not required, are considered.

The Trust includes a mix of old economy and new economy stocks. The Securities included in the Portfolio were selected by the Sponsor as having the potential to appreciate over the next 12 months following the selection of the Portfolio. The ratings by Citigroup Investment Research normally pertain to an outlook for a twelve month period (see footnote 4 to the Portfolio). In selecting Securities for the Trust, the Sponsor has not expressed any belief as to the potential of these Securities for capital appreciation over a period longer than one year. There is, of course, no assurance that any of the

Securities in the Trust will appreciate in value, and indeed any or all of the Securities may depreciate in value at any time in the future. See Risk Factors.

The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trust for various reasons, including:

•	sales charges and expenses of the Trust,

•	the Portfolio may not be fully invested at all times,

•	the stocks may be purchased or sold at prices different from the closing price used to determine the Trust’s net asset value, and

•	not all stocks may be weighted in the initial proportions at all times.

Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his or her total return.

All of the Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities.

The Trust consists of such Securities as may continue to be held from time to time in the Trust and any additional and replacement Securities and any money market instruments acquired and held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. See Administration of the Trust— Accounts and Distributions; Trust Supervision. The Indenture authorizes, but does not require, the Trustee to invest the net proceeds of the sale of any Securities in eligible money market instruments to the extent that the proceeds are not required for the redemption of Units. Any money market instruments acquired by the Trust must be held until maturity and must mature no later than the next Distribution Day and the proceeds distributed to Holders at that time. If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under the Portfolio of the Trust, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture. See Administration of the Trust—Trust Supervision.

Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size. See Redemption; Administration of the Trust—Amendment and Termination. For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Termination Date in the Summary of Essential Information, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information. See Risk Factors.

Total returns and/or average annualized returns for various periods of previous Blue Chip Stock Series may be included from time to time in advertisements and sales literature. Trust performance may be compared to performance of the Dow Jones Industrial Average and the S&P 500 Composite Stock Index. As with other performance data, performance comparisons should not be considered representative of the Trust’s relative performance for any future period. Advertising and sales literature for the Trust may also include excerpts from the Sponsor’s research reports on one or more of the stocks in the Trust, including a brief description of its industry group, and the basis on which the stock was selected.

Morningstar® Equity Style BoxTM

The Morningstar Style Box™ reveals Morningstar, Inc.’s* determination of the Trust’s investment strategy, but may not necessarily be consistent with the Trust’s stated investment objectives. The Morningstar Style Box™ is based on the holdings as of the initial date of deposit of the Trust and may vary thereafter. The vertical axis shows the market capitalization of the stocks owned and the horizontal axis shows investment style (value, blend or growth). A portion of the fee paid by the Sponsor to Morningstar, Inc. for the licensing and use of the Morningstar Style Box™ product and data will be reimbursed to the Sponsor by the Trust.

Income

There is no assurance that dividends on the Securities will be declared or paid in the future.

Record and Distribution Days for the Trust are set forth under the Summary of Essential Information. Income distributions, if any, will be paid in cash, unless a Holder elects to reinvest his or her distributions in additional Units of the Trust, subject only to the remaining applicable Deferred Sales Charge deduction. See Reinvestment Plan. Because dividends on the Securities are not received by the Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by the Trust and credited to the income account established under the Indenture (the “Income Account”) as of the Record Day.

RISK FACTORS

Common Stock

An investment in Units entails certain risks associated with any investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market

* ©2006 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

•	expectations regarding government economic, monetary and fiscal policies,

•	inflation and interest rates,

•	economic expansion or contraction, and

•	global or regional political, economic or banking crises.

The Sponsor’s buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the stocks comprising the Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

The Trust may not be appropriate for investors requiring conservation of capital or high current income. Securities representing 8.46% of the value of the Trust have been rated High Risk by Citigroup Investment Research.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when, if, and in the amounts, declared by the issuer’s board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer’s board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stock.

Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as they remain outstanding.

Portfolio Selection

Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor.

There is no guarantee that the stocks which have been selected for the Portfolio will satisfy the Trust’s investment objective. Citigroup Investment Research is a division of the Sponsor, which does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm might have a conflict of interest that could affect the objectivity of its research reports. See “Notes to Portfolio of Securities” for specific information concerning the Sponsor’s investment banking relationships and role as market-maker for certain of the Securities.

Dividends

The amount of dividends you receive depends on each particular issuer’s dividend policy, the financial condition of the companies and general economic conditions. Since the Securities are all common stocks and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely the Securities will have to be sold to meet Trust expenses. See Expenses and Charges—Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Fixed Portfolio

Investors should be aware that the Trust is not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of the Trust except under certain extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Objective of the Trust and that the Trust may continue to purchase or hold Securities originally selected though this process even though the evaluation of the attractiveness of the Securities may have changed. A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trust—Trust Supervision. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the Holders of the Units to do so.

Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ purchase price than as a percentage of the higher-price stocks’ purchase price.

Additional Securities

Investors should note that in connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder’s Units and the Income per Unit received by the Trust.

Organization Costs

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust’s organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust’s organization costs after the completion of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trust). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under “Plus Estimated Organization Costs” in the Summary of Essential Information, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Termination

The Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Termination Date specified in the Summary of Essential Information.

Legal Proceedings and Legislation

At any time after the Initial Date of Deposit, additional legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price

The Public Offering Price of the Units for the Trust is computed by adding the applicable initial sales charge to the net asset value per Unit of a Trust. The net asset value per Unit of a Trust is calculated by adding the combined market value of the Securities in the Trust (as determined by the Trustee) to any cash held to purchase Securities, and then dividing that sum by the number of Units of the Trust outstanding. The total sales charge (not including the Creation and Development Fee) consists of an initial sales charge and a deferred sales charge equal, in the aggregate, to a maximum charge of 3.80% of the Public Offering Price (3.950% of the net amount invested in Securities).

The initial sales charge is computed by deducting the deferred sales charge ($28.00 per 1,000 Units) from the aggregate maximum sales charge of 3.80%. The initial sales charge on the Initial Date of Deposit is 1.00% of the Public Offering Price. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. For example, the initial sales charge will exceed 1.00% if the Public Offering Price exceeds $1,000 per 1,000 Units and will be less than 1.00% if the Public Offering Price is less than $1,000 per 1,000 Units. The initial sales charge is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor.

The first year deferred sales charge is a monthly charge of $3.50 per 1,000 Units and is accrued in four installments commencing on March 1, 2007, and will be charged to the Capital Account on the first day of each month thereafter through June 1, 2007. As a result of the deferred sales charge being a fixed dollar amount, if the Public Offering Price exceeds $1,000 per 1,000 Units, the first year deferred sales charge will be less than 1.40%, and if the Public Offering Price is less than $1,000 per 1,000 Units, the first year deferred sales charge will exceed 1.40%. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day.

In addition, Holders who elect to hold Units after September 25, 2007 (the “Special Redemption Date”), will be subject to an additional deferred sales charge of $14.00 per 1,000 Units. The second year deferred sales charge will also accrue in four installments of $3.50 per 1,000 Units commencing October 1, 2007, through January 1, 2008, and will be charged to the Capital Account. As a result, the maximum total sales charge assessed to Holders who elect not to hold Units past the Special Redemption Date of the Trust will be 2.40% of the Public Offering Price (2.459% of the net amount invested in Securities), while the maximum total sales charge assessed to such Holders who do elect to hold Units past the Special Redemption Date of the Trust will be 3.80% of the Public Offering Price (3.950% of the net amount invested in Securities).

To the extent that the entire first year deferred sales charge of $14.00 per 1,000 Units has not been deducted at the time of repurchase or redemption of Units prior to June 1, 2007, any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. Similarly, to the extent the entire second year deferred sales charge of $14.00 per 1,000 Units has not been so deducted at the time of repurchase or redemption of Units after the Special Redemption Date but prior to January 1, 2008, any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. Units purchased pursuant to the Reinvestment Plan are not subject to the remaining applicable deferred sales charge deduction. See Reinvestment Plan.

Purchasers on September 22, 2006 (the first day Units will be available to the public), will be able to purchase Units at approximately $1.00 each (including the initial sales charge). To allow Units to be priced at approximately $1.00, the Units outstanding as of the Evaluation Time on September 22, 2006 (all of which are held by the Sponsor), will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor’s purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust—Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

The initial sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least 50,000 Units. Sales charges are as follows:

	Initial Sales Charge		Maximum Annual Dollar Amount Deferred Per 1,000 Units
Number of Units*	Percent of Offering Price	Percent of Net Amount Invested
Fewer than 50,000	1.00%	1.010%	$14.00
50,000 but less than 100,000.75		.758	14.00
100,000 but less than 250,000.25		.253	14.00
250,000 but less than 1,000,000	0	0	14.00

For purchases of at least 1,000,000 Units or $1,000,000 or more, the total sales charge for the first year will be 1.00% (or 1.010% of the net amount invested), however, such purchases will be subject to the second year deferred sales charge for Units held past the Special Redemption Date.

The above graduated sales charges will apply to all purchases on any one day by the same purchaser of Units in the amounts stated. Purchases of Units will not be aggregated with purchases of units of any other series of a unit investment trust sponsored by Citigroup Global Markets or Units received in exchange for units of Exchangeable Series, as defined below, which are not subject to any initial sales charge. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

Valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on a national stock exchange or the Nasdaq National Market System are valued at the closing sale price, or, if no closing sale price exists, on the basis of the last reported sale price, or if no last reported sale price exists, at the mean between the closing bid and offer prices (unless the Sponsor or Trustee deems any such price inappropriate as a basis for evaluation). See Redemption—Computation of Redemption Price Per Unit.

The holders of units of any outstanding unit investment trust (the “Exchangeable Series”) may exchange units of the Exchangeable Series for units of the Trust at their relative net asset values, subject only to the applicable deferred sales charge and the Creation and Development Fee. An exchange of Exchangeable Series units for Units of the Trust will generally be a taxable event. The exchange option described above will also be available to investors in an Exchangeable Series who elect to purchase Units of the Trust (if available) within 60 calendar days of their redemption of units in the Exchangeable Series which were held through accounts of the Sponsor, or one of its affiliates. However, the exchange option described above will be available to holders of units of Blue Chip Stock 2004 Series B (the “2004 Series”) who elect to reinvest their terminating distribution and purchase Units of the Trust (if available) within only 14 calendar days after the termination of the 2004 Series. The minimum purchase amount for Units of a Trust of $250 will be waived in connection with the exchange option, as well as in connection with the exchange and rollover privileges. See Exchange and Rollover Privileges. The Sponsor reserves the right to modify, suspend or terminate this exchange option at any time.

Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities

*	The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for 1,000 Units, etc.

in the Trust divided by the number of Units outstanding only subject to the applicable deferred sales charge. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies. The initial sales charge and deferred sales charge will be waived for Units purchased by participants in the Asset OneSM Program.

Public Distribution

Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust, and may also be distributed through dealers.

The Sponsor intends to qualify Units of the Trust for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the NASD. Sales to dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price per Unit to be established at the time of sale by the Sponsor.

The Sponsor may make payments for distribution and/or Holder servicing activities out of its past profits and other available sources. The Sponsor may also make payments for marketing, promotional or related expenses to dealers. The amount of these payments is determined by the Sponsor and may be substantial. Affiliates of the Sponsor may make similar payments under similar arrangements. These payments will not change the price that purchasers pay for Units of the Trust.

Underwriter’s and Sponsor’s Profits

The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the initial sales charge of 1.00% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above) and the annual Deferred Sales Charge of $14.00 per 1,000 Units accrued in four monthly installments of $3.50.

In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor may realize a profit or loss, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on deposit) and the Sponsor’s purchase price of such Securities. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor’s business and may be of benefit to the Sponsor.

The Sponsor also receives an annual fee at the maximum rate of $0.60 per 1,000 Units for the administrative and other services which it provides during the life of the Trust. See Expenses and Charges—Fees. The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolio on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

Creation and Development Fee

The Sponsor will receive an annual creation and development fee of $3.50 per 1,000 Units (the

“Creation and Development Fee”) and will be payable from the assets of the Trust as of the close of the initial public offering period for the first year and as of the first anniversary of the Initial Date of Deposit for the second year. This fee, which has historically been included in the gross sales fee, compensates the Sponsor for the creation and development of the Trust, including the determination of the Trust’s objectives and policies and portfolio composition and size, and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Upon a repurchase, redemption or exchange of units before the close of the initial public offering period, the first year Creation and Development Fee will not be deducted from the proceeds. Similarly, upon a repurchase, redemption or exchange of Units before the first anniversary of the Initial Date of Deposit of the Trust, the second year Creation and Development Fee will not be deducted from the proceeds.

MARKET FOR UNITS

While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

•	the aggregate value of Securities in the Trust,

•	amounts in the Trust, including dividends receivable on stocks trading ex-dividend, and

•	all other assets in the Trust.

Deducting therefrom the sum of:

•	taxes or other governmental charges against the Trust not previously deducted,

•	accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses, and

•	amounts for distribution to Holders of record as of a date prior to the evaluation.

The result of the above computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units of the Trust are tendered for redemption. See Redemption.

The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. See Administration of the Trust—Accounts and Distributions. The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

The Trustee will redeem Units “in kind” upon request of a redeeming Holder if the Holder tenders at least 250,000 Units. Thus, a Holder will be able (except during a period described in the last paragraph under this heading), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day, on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit (computed as described in Redemption—Computation of Redemption Price per Unit) as determined as of the day of tender. The Redemption Price per Unit for in kind distributions (the “In Kind Distribution”) will take the form of the distribution of whole shares and cash equal to the fractional shares of each of the Securities in the amounts and the appropriate proportions represented by the fractional undivided interest in the Trust of the Units tendered for redemption (based upon the Redemption Price per Unit), except that with respect to any foreign Security not held in ADR form, the value of that Security will be distributed in cash.

In Kind Distributions on redemption of a minimum of 250,000 Units will be held by The Bank of New York, as Distribution Agent, for the account, and for disposition in accordance with the instructions of, the tendering Holder as follows:

(a)  If the tendering Holder requests cash payments, the Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender and remit to the Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales. Since these proceeds will be net of brokerage commissions, Holders who wish to receive cash for their Units should always offer them for sale to the Sponsor in the secondary market before seeking redemption by the Trustee. The Trustee may offer Units tendered for redemption and cash liquidation to the Sponsor on behalf of any Holder to obtain this more favorable price for the Holder.

(b)  If the tendering Holder requests the In Kind Distribution, the Distribution Agent (or the Sponsor acting on behalf of the Distribution Agent) shall sell any portion of the In Kind Distribution represented by fractional interests in accordance with the foregoing and distribute net cash proceeds to the tendering Holder together with certificates representing whole shares of each of the Securities that comprise the In Kind Distribution. (The Trustee may, however, offer the Sponsor the opportunity to purchase the tendered Units in exchange for the numbers of shares of each Security and cash, if any, which the Holder is entitled to receive. The tax consequences to the Holder would be identical in either case.)

Holders who wish to receive an In Kind Distribution at the termination of the Trust must give notice of such election at least 10 business days prior to the Termination Date set forth in the Summary of Essential Information.

Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust—Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of the Trust will be reduced.

A Holder may tender Units for redemption on any weekday (a “Tender Day”) which is not one of the following: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas (observed). The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission (“SEC”), (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on each December 31 and June 30 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the Trustee or the Sponsor, by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per 1,000 Units will be reduced to reflect the payment of the per 1,000 Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 1,000 Units received by a Holder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or the Nasdaq National Market System such evaluation shall generally be based on the closing sale price on such exchange or, if there is no closing sale price, on the basis of the last reported sale price on such exchange, or if there is no last reported sale price on such exchange, at the mean between the closing offering and bid side evaluation (unless the Sponsor or Trustee deems any such price inappropriate as a basis for evaluation). If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based at the mean between current bid and offer prices on the over-the-counter market (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if bid and offer prices are not available, (1) on the basis of the mean between current bid and offer prices for comparable securities, (2) by the Trustee’s appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (3) by any combination thereof.

A redemption (other than with respect to shares received in an In Kind Distribution) is a taxable event and may result in capital gain income or loss to the Holder. See Taxes.

EXPENSES AND CHARGES

Initial Expenses — Investors will reimburse the Sponsor on a per 1,000 Units basis, for all or a portion of the estimated costs incurred in organizing the Trust including the cost of the initial preparation, printing and execution of the registration statement and the Indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid at no cost to the Trust.

Fees — The Trustee’s and Sponsor’s fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee’s fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor’s fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year.

The Sponsor’s fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Citigroup Global Markets Unit Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification “All Services Less Rent” in the Consumer Price Index published by the United States Department of Labor.

The estimated expenses set forth in the Fee Table do not include the brokerage commissions payable by the Trust in purchasing Securities.

Other Charges — These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust’s registration statement current with federal and state authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust’s rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without negligence, bad faith or willful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

Payment of Expenses — Funds necessary for the payment of the above fees, as well as the Creation and Development Fee, will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce distributions from the Accounts); and (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses. The Sponsor may also direct the Trustee to defer payment of certain expenses, including the Deferred Sales Charge and the Creation and Development Fee, in which case sales for such payment will be deferred. Holders will be at risk of market fluctuations in the Securities with respect to such deferred payments from the accrual dates of such payments to the date of actual sale of Securities to satisfy these liabilities. Each of these methods of payment will result in a reduction of the net asset value of the Units. Payment of the Deferred Sales Charge will be made in the manner described under Administration of the Trust—Accounts and Distributions below.

Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trust—Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUST

Records

The Trustee keeps records of the transactions of the Trust at its unit investment trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

Dividends payable to the Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. If a Holder receives his or her distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder’s pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less than an amount sufficient to distribute $5.00 per 1,000 Units. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors’ sales charge obligations. Proceeds of the disposition of any Securities not used to pay the Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed on the Final Distribution upon termination of the Trust.

Purchases at Market Discount — Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor may direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by the Trust in the issuers offering such plans. In such event, the Indenture requires that the Trustee forthwith distribute in kind to the Distribution Agent the Securities received upon any such reinvestment to be held for the accounts of the Holders in proportion to their respective interests in the Trust. It is anticipated that Securities so distributed shall immediately be sold. Therefore, the cash received upon such sale, after deducting sales commissions and transfer taxes, if any, will be used for cash distributions to Holders.

The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore, the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue the Trust’s investment in the Securities in the original proportions, it has the power, but not the obligation, to direct the disposition of the Securities upon certain circumstances described in the Indenture, including: institution of certain legal proceedings enjoining or impeding the declaration or payment of anticipated dividends; default under certain documents adversely affecting future declaration or payment of anticipated dividends or actual default on any outstanding security of the issuer; a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make retention of the Securities detrimental to the interest of the Holders; or a public tender offer, merger or acquisition affecting the Securities that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of the Holders. Although the Sponsor intends to review the desirability of retaining in the Portfolio any Security if (i) its investment rating is reduced to 3 by Citigroup Investment Research or (ii) the Sponsor otherwise determines that a review is appropriate, a Security will only be sold pursuant to the limited circumstances described in the Indenture. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of

Securities not required for redemption of Units in eligible money market instruments having fixed final maturity dates no later than the next Distribution Day (at which time the proceeds from the maturity of said instrument shall be distributed to Holders) which are selected by the Sponsor and which will include only the following instruments:

(i)  Negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that the Trust’s aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and (ii) U.S. treasury notes or bills.

In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor shall instruct the Trustee to accept or reject such offer or take any other action with respect thereto as the Sponsor may deem proper. Upon receipt of securities through stock dividends, stock splits, dividend reinvestment plans or other distributions on Securities, the Sponsor shall determine whether to instruct the Trustee to hold or sell such securities, based on considerations such as diversification requirements, income distribution requirements and fees and expenses of the Trust. If a Security is eliminated from the Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of the Trust of the sale of the Security.

The Sponsor is authorized to direct the Trustee to acquire replacement Securities (“Replacement Securities”) to replace any Securities for which purchase contracts have failed (“Failed Securities”), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities that are replacing Failed Securities will be deposited into the Trust within 110 days of the date of deposit of the contracts that have failed at a purchase price that does not exceed the amount of funds reserved for the purchase of Failed Securities. The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded common stocks; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of the Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933 or result in the Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in the Trust as to be acceptable for acquisition by the Trust. Whenever a Replacement Security has been acquired for the Trust, the Trustee shall, on the next Distribution Day that is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. If Replacement Securities are not acquired, the Sponsor will, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under Portfolio plus income attributable to the Failed Security. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of the Trust.

The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trust by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase Additional Securities, or Additional Securities in exchange for the corresponding number of additional Units, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the “Original Proportionate Relationship”) is maintained to the extent practicable.

With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of the Trust following the Initial Date of Deposit, the Sponsor may specify minimum amounts of Additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trust or the Sponsor, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above.

Reports to Holders

The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee will furnish to each person who at any time during such calendar year was a Holder of record a statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (2) as to the Capital Account: the disposition of any Securities (other than pursuant to In Kind Distributions) and the net proceeds received therefrom; the results of In Kind Distributions in connection with redemption of Units; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.

Book-Entry Units

Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company (“DTC”) through an investor’s broker’s account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor’s DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified under Summary of Essential Information. However, the Sponsor may extend the Termination Date for a period of no longer than 30 days without giving notice to the Holders. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Summary of Essential Information (as described under Description of the Trust—Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units. The Trustee shall deliver written notice of any early termination to each Holder of record within a reasonable period of time prior to the termination. Holders may, by written notice to the Trustee at least ten days prior to termination, elect to receive an In Kind Distribution of their pro rata share of the Securities remaining in the Portfolio at that time (net of their applicable share of expenses). Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each remaining Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder’s interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder’s interest in such accounts to the address of such nominee Holder appearing on the record books of the Trustee.

EXCHANGE AND ROLLOVER PRIVILEGES

Holders may exchange their Units of the Trust into units of any then outstanding series of Equity Focus Trusts, Blue Chip Stock Series (an “Exchange Series”) at their relative net asset values, subject only to the remaining deferred sales charge (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in the Trust who elect to purchase units of an Exchange Series within the number of days of their liquidation of Units in the Trust as disclosed in the prospectus for the Exchange Series.

Holders who retain their Units until the termination of the Trust may reinvest their terminating distributions into units of a subsequent series of Equity Focus Trusts, Blue Chip Stock Series (the “New Series”) provided one is offered. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. Holders who decide not to rollover their proceeds will receive a cash distribution or, if they own a minimum of 250,000 Units, may elect to receive an In Kind Distribution, after the Trust terminates.

Under the exchange and rollover privilege, the Sponsor’s repurchase price would be based upon the market value of the Securities in the Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor’s secondary market account at the time of the Holder’s elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

Section 17(a) of the Investment Company Act of 1940 generally prohibits principal transactions between registered investment companies and their affiliates. Pursuant to an exemptive order issued by the SEC, each terminating Blue Chip Stock Series can sell duplicated securities directly to a New Series. The exemption will enable the Trust to eliminate commission costs on these transactions. The price for those securities transferred will be the closing sale price on the sale date on the national securities exchange where the securities are principally traded, as certified and confirmed by the Trustee.

It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trust. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder’s election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of either of these options will not prevent the holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

REINVESTMENT PLAN

Distributions of income and/or principal, if any, on Units will be paid in cash. Pursuant to the Trust’s “Reinvestment Plan,” Holders may elect to automatically reinvest their distributions into additional Units of the Trust at no extra charge. However, the reinvestment of distributions does not avoid a taxable event that otherwise would occur. See “Taxes.” If the Holder wishes to participate in the Reinvestment Plan, the Holder must notify his or her financial professional or the Trustee (depending upon whether the Units are held in street name or directly in the name of the Holder, respectively), at least ten business days prior to the Distribution Day to which that election is to apply. The election may be modified or terminated by similar notice. Investors that rollover into the Trust from prior series of Equity Focus Trusts, Blue Chip Stock, Premier American Portfolio (a “Prior Series”) and who participated in the Reinvestment Plan of such Prior Series when it terminated, will continue to have their distributions reinvested into additional Units of the Trust until they elect otherwise.

Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of the Trust at the Sponsor’s Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust. See Description of the Trust—Structure and Offering. Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units of a trust at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith.

The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the Units as “capital assets” (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the “Code”), and does not address the tax consequences of Units held by dealers, financial institutions, insurance companies or anyone who holds Units as part of a hedge or straddle.

The Trust intends to qualify annually as a regulated investment company under the Code. To qualify as a regulated investment company, the Trust must distribute to its Holders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest and the excess of net short-term capital gains over net long-term capital losses), and meet certain diversification of assets, source of income, and other requirements. By meeting these requirements, the Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) designated by the Trust as capital gain dividends, distributed to Holders. The Trust intends to distribute enough of its income to avoid the 4% excise tax imposed on regulated investment companies that do not distribute at least 98% of their taxable income.

If for any taxable year the Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Holders, and any distributions would be taxable to the Holders as ordinary dividends to the extent of the Trust’s current or accumulated earnings and profits. Such distributions generally would be eligible for the dividends received deduction in the case of corporate Holders.

The Trust’s policy is to distribute as dividends each year 100% (and in no event less than 90%) of its investment company taxable income. Distributions of net ordinary income and net short-terms capital gains are taxable to Holders as ordinary income. Distributions to Holders that are treated as ordinary income will constitute dividends for federal income tax purposes. Corporate Holders are generally entitled to the dividends-received deduction to the extent that the Trust’s income is derived from qualifying dividends from domestic corporations. Holders should consult their tax adviser regarding specific questions about the dividends received deduction.

Net capital gains of the Trust (net long-term capital gain over net short-term capital loss) realized and distributed by the Trust and designated as capital gains dividends are taxable to Holders as long-term capital gains, without regard to the length of time the Holder may have held his or her Units in the Trust. Long-term capital gains distributions are not eligible for the dividends-received deduction referred to above. In determining the amount of capital gains to be distributed, any capital loss carry over from a prior year will be taken into account in determining the amount of net long-term capital gain.

Distributions are taxable to investors whether received in cash or reinvested in additional Units of the Trust. Holders receiving a distribution in the form of additional Units will be treated as receiving a distribution in an amount equal to the amount of the cash dividend that otherwise would have been distributable (where the additional Units are purchased in the open market), or the net asset value of the Units received, determined as of the reinvestment date. Holders electing to receive distributions in the form of additional Units will have a cost basis for federal income tax purposes in each Unit so received equal to the value of a Unit on the reinvestment date.

Upon the taxable disposition (including a sale or redemption) of Units of the Trust, a Holder may realize a gain or loss depending upon its basis in the Units. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Holder’s hands, and will be long-term or short-term, generally depending upon the Holder’s holding period for the Units. Non-corporate Holders are subject to tax at a maximum federal rate of 15% on capital gains resulting from the disposition of Units held for more than 12 months (10% if the taxpayer is, and would be after accounting for such gains, subject to the 10% tax bracket for ordinary income). However, a loss realized by a Holder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Holder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

The Trust is generally required, subject to certain exemptions, to withhold at a rate of 28% (subject to future scheduled rate reductions under recent legislation) from dividends paid or credited to Holders and from the proceeds from the redemption of Trust Units, if a correct taxpayer identification number, certified when required, is not on file with the Trust, or if the Trust or the Holder have been notified by the Internal Revenue Service that the shareholder is subject to these backup withholding rates. Corporate Holders are not subject to this requirement.

If the Trust invests in securities of foreign issuers, it may be subject to withholding and other similar income taxes imposed by a foreign country. Dividends and distributions may also be subject to state and local taxes.

Investors should carefully consider the tax implications of buying Units prior to a distribution by the Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by the Trust reduce the net asset value of the Trust’s Units, and if a distribution reduces the net asset value below a Holder’s cost basis, such distribution, nevertheless, would be taxable to the Holder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital.

Each Holder who is not a U.S. person should consult their tax advisor regarding the U.S. and foreign tax consequences of ownership of Trust Units, including the possibility that such a Holder may be subject to a U.S. withholding tax at a rate of 28% (or at a lower rate under an applicable income tax treaty) on amounts received by such person.

The Trust may be subject to state or local tax in jurisdictions in which the Trust is organized or may be deemed to be doing business.

* * *

After the end of each fiscal year for the Trust, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

Retirement Plans

Units of the Trust may be suitable for purchase by Individual Retirement Accounts (“IRAs”), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income distributions received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as “Roth IRAs”) are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions from the Trust. Investors considering investment in the Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

Before investing in the Trust, the trustee, investment manager or other responsible fiduciary of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is consistent with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including whether the investment is prudent taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed “plan assets” under ERISA and the Department of Labor regulations regarding the definition of “plan assets.”

MISCELLANEOUS

Trustee

The name and address of the Trustee are shown on the back cover of this prospectus. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Legal Opinion

The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Independent Registered Public Accounting Firm

The Statement of Financial Condition and the Portfolio included in this Prospectus have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Sponsor

Citigroup Global Markets Inc. (“Citigroup Global Markets”), a New York corporation, was originally incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On April 7, 2003, the name Salomon Smith Barney Inc. was changed to Citigroup Global Markets. On September 1, 1998, Salomon Brothers, Inc. merged with and into Smith Barney Inc. (“Smith Barney”) with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Citigroup Global Markets, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the NASD and the Securities Industry Association. Citigroup Global Markets is an indirect wholly-owned subsidiary of Citigroup Inc. Citigroup Global Markets also sponsors all Series of Corporate Securities Trust, The Uncommon Values Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Asset Funds.

EQUITY FOCUS TRUSTS

Blue Chip Stock 2006 Series B,

PREMIER AMERICAN PORTFOLIO

PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-132965) and the Investment Company Act of 1940 (file no. 811-3491), and to which reference is hereby made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	visiting the SEC internet address: http://www.sec.gov
•	writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549-6009

Index		Sponsor:

Investment Summary	2	Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 (212) 816-6000 Trustee: The Bank of New York 2 Hanson Place, 12th Floor Brooklyn, New York 11217 (877) 363-3613
Summary of Essential Information	6
Report of Independent Registered Public Accounting Firm	8
Statement of Financial Condition	9
Portfolio	10
Description of the Trust	12
Risk Factors	15
Public Sale of Units	18
Market for Units	22
Redemption	22
Expenses and Charges	25
Administration of the Trust	26
Exchange and Rollover Privileges	31
Reinvestment Plan	32
Resignation, Removal and Limitations on Liability	32
Taxes	33
Miscellaneous	35

No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

© 2006 Citigroup Global Markets Inc. Member NASD/SIPC. Smith Barney is a division and service mark of Citigroup Global Markets Inc. and its affiliates and is used and registered throughout the world. CITIGROUP and the Umbrella Device are trademarks and service marks of Citicorp or its affiliates and are used and registered throughout the world.	48AA5256	UT7073

PART II

Additional Information Not Included in the Prospectus

A.   The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

SEC File or Identification Number
I.	Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	2-55436

II.	Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

	Citigroup Global Markets Inc.	8-8177

III.	Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

	Citigroup Global Markets Inc.	333-103725

IV.	Code of Ethics of the Depositor filed as an Exhibit to the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	333-102557
B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:
	Citigroup Global Markets Inc.	13-1912900
	The Bank of New York	13-5160382

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant also hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet of Form S-6.

The Prospectus.

Additional Information not included in the Prospectus (Part II).

The undertaking to file reports.

The signatures.

Written Consents as of the following persons:

KPMG LLP (included in Exhibit 5.1)

Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1)

The following exhibits:

To be filed with Amendment to Registration Statement.

1.1.1

—Form of Reference Trust Indenture (incorporated by reference to Exhibit 1.1.1 to Amendment No. 2 to the Registration Statement of The Uncommon Values Trust, 2005 Series, 1933 Act File No. 333-124522 filed on July 19, 2005).

2.1

—Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Registration Statement of The Uncommon Values Trust, 2005 Series, 1933 Act File No. 333-124522 filed on July 19, 2005).

*3.1	—Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings “Taxes” and “Miscellaneous—Legal Opinion” in the Prospectus.

*5.1	—Consent of KPMG LLP to the use of their name under the heading “Miscellaneous—Independent Registered Public Accounting Firm” in the Prospectus.

*	Filed herewith.

SIGNATURES

The registrant hereby identifies Equity Focus Trusts, Blue Chip Stock 2001 Series 1, Premier American Portfolio (Registration No. 333-61152) for the purposes of the representations required by Rule 487 and represents the following:

(1)  That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)  That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the Staff; and

(3)  That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 22nd day of September, 2006.

Signatures appear on page II-4.

The principal officers and a majority of the members of the Board of Directors of Citigroup Global Markets Inc. have signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

CITIGROUP GLOBAL MARKETS UNIT TRUSTS (Registrant)

CITIGROUP GLOBAL MARKETS INC. (Depositor)

	By:	/S/ MICHAEL KOCHMANN
MICHAEL KOCHMANN (Authorized Signatory)

By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Citigroup Global Markets Inc.:

Name:	Title:
ROBERT DRUSKIN	Chief Executive Officer, President, Chairman and Director
TODD THOMSON	Director
CLIFF VERRON	Chief Financial Officer

By:	/S/ MICHAEL KOCHMANN
MICHAEL KOCHMANN (Attorney-in-fact for the persons listed above)

*	Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-101236, 333-108493 and 333-119745.